Citadel Security Software Inc.
                         Two Lincoln Centre, 16th Floor
                                5420 LBJ Freeway
                               Dallas, Texas 75240


                                 August 1, 2005

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

     Re:  Citadel  Security  Software,  Inc.
          Registration Statement on Form S-3 (File No. 333-125651) Filed June 8, 2005

          Form 10-KSB for the year ended December 31, 2004(File No. 0-33491)

Dear Ms. Jacobs:

     Citadel Security Software Inc. has received the staff's comment letter dated July 8, 2005 concerning our Form S-3 and Form 10-KSB. Our responses to the staff's comments are set forth below. For your convenience, the staff's comments have been reproduced immediately preceding our responses. We have also filed a pre-effective Amendment No. 1 to our registration statement (the "AMENDMENT") to incorporate our responses to your comments. We note that we have previously filed a response to comment 13.

GENERAL
-------

     1. We note that you have a pending confidential treatment request (control no. 16136). Please be advised that we are processing such request and may have comments that will need to be cleared prior to requesting the acceleration of effectiveness of this registration statement. Our comments, if any, will be sent shortly, under separate cover.

     We acknowledge the staff's comment.

FORM S-3
--------

SELLING STOCKHOLDERS, PAGE 27
-----------------------------

     2. Please revise your selling stockholders table to conform to the requirements of Item 507 of Regulation S-K. In this regard, we note that while Item 507 requires information only with respect to the amount of securities of the class owned before the offering, the amount of shares being offered and the

Securities and Exchange Commission
August 1, 2005
Page 2


     amount and percentage to be owned after the offering, your table also includes additional columns regarding the preferred stock and warrants. As this additional information may be confusing to investors, you should revise to clarify the information required by Item 507.

     We have revised our selling stockholders table on page 27 of the Amendment to conform to the requirements of Item 507 of Regulation S-K to comply with the staff's comment.

     3. Additionally, revise to ensure that the amounts of shares listed in your shares to be offered column add up to the total amount of shares being offered under the registration statement and correspond with the disclosure you have provided in the footnotes to the selling stockholders table. As currently drafted, the amounts of shares listed in this column add up to 11,678,576 instead of the 7,460,512 shares listed on the cover page of the prospectus. Additionally, your footnote 4 indicates that Satellite Strategic Finance Associates, LLC is offering only approximately 3.1 million shares, while your table indicates that it is offering 7,322,580 shares. Revise accordingly.

     We have revised our selling stockholders table on page 27 of the Amendment to comply with the staff's comment.

     4. Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by CEOCast. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

     We have added footnote 7 to our selling stockholders table on page 27 of the Amendment to disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by CEOCast.

RELATIONSHIPS WITH SELLING STOCKHOLDERS, PAGE 28
------------------------------------------------

     5. In your description of the Series A Preferred Stock, please clarify that the common stock underlying these shares is not being registered in this offering.

     We have revised our disclosure on page 28 of the Amendment to clarify that the common stock underlying our shares of Series A Preferred Stock is not being registered in this offering.

     6. In your description of the Series B Preferred Stock, please clarify that only the 4,516,129 shares of common stock underlying the 7000 shares of Series B Preferred stock and 1,806,452 shares of common stock underlying the warrants issued in the first closing on May 9, 2005 are being registered in this offering. Clarify that the common shares common stock underlying the Series B Preferred

Securities and Exchange Commission
August 1, 2005
Page 3


     stock and warrants issued in the second closing will be registered in a subsequent registration statement.

     We have revised our disclosure on page 29 of the Amendment to clarify that only the 4,516,129 shares of common stock underlying the 7000 shares of Series B Preferred stock and 1,806,452 shares of common stock underlying the warrants issued in the first closing on May 9, 2005 are being registered in this offering, and that the common shares common stock underlying the Series B Preferred stock and warrants to be issued in the second closing, if any, will be registered in a subsequent registration statement.

     7. Revise to describe the material terms of your agreement with CEOCast, including the term of the consulting agreement, the fees payable to CEOCast and the value of the shares issued to CEOCast as part of the consulting agreement. Additionally, please confirm that CEOCast is not a registered broker-dealer or an affiliate of a registered broker-dealer or advise.

     We have revised our disclosure on page 31 of the Amendment to describe the material terms of our agreement with CEOCast, including the term of the consulting agreement, the fees payable to CEOCast and the value of the shares issued to CEOCast as part of the consulting agreement. Additionally, we confirm that CEOCast is not a registered broker-dealer or an affiliate of a registered broker-dealer.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE, PAGE 34
--------------------------------------------------------

     8. Revise to incorporate by reference the current reports on Form 8-K filed March 4, May 10, June 24 and July 1, 2005. Additionally, ensure that your future amendments are updated to include all filings that are required to be incorporated by reference and are made prior to effectiveness of the registration statement. See Interp. H.69 of the July 1997 Telephone Interpretation Manual.

     We have revised our disclosure on page 34 of the Amendment to incorporate by reference the current reports on Form 8-K filed March 4, May 10, June 24 and July 1, 2005. We will ensure that our future amendments are updated to include all filings that are required to be incorporated by reference and are made prior to effectiveness of the registration statement.

INDEMNIFICATION OF OFFICERS AND DIRECTORS, PAGE 36
--------------------------------------------------

     9. Revise to move your disclosure on the Commission's position on indemnification for Securities Act liabilities from Part II of the registration statement to the prospectus. See Item 510 of Regulation S-K.

     We note that the disclosure was included as the third paragraph on page 36 of the prospectus. We have revised our disclosure on page 36 of the Amendment to move our disclosure on the Commission's position on indemnification for Securities Act liabilities from the

Securities and Exchange Commission
August 1, 2005
Page 4


third paragraph to the first paragraph (the same disclosure contained in Part II of the registration statement to the prospectus).

EXHIBIT 5.1
-----------

     10. We note that the opinion of counsel refers to 7,440,712 shares of common stock rather than to the entire 7,460,512 shares of common stock being registered in this offering. Please revise to opine on all shares being registered or advise.

     Our counsel has revised its opinion filed with the Amendment to opine on all shares being registered.

     11. We further note that only 110,000 shares of common stock are currently outstanding, with the remaining shares issuable upon conversion of the 7000 shares of Series B Preferred Stock or the exercise of warrants. Revise the opinion to state whether the common shares issuable upon conversion of the Series B shares or exercise of the warrants will be duly and validly authorized and issued and fully paid and nonassessable.

     Our counsel has revised its opinion filed with the Amendment to state that the common shares issuable upon conversion of the Series B shares and exercise of the warrants will be duly and validly authorized and issued and fully paid and nonassessable.

     12. Finally, please confirm that you concur with our understanding that the reference and limitation to the "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions or the Delaware Constitution and reported judicial decisions interpreting these laws.

     Our counsel has confirmed that it concurs with your understanding that the reference and limitation to the "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions or the Delaware Constitution and reported judicial decisions interpreting these laws.

Securities and Exchange Commission
August 1, 2005
Page 5


     The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please let us know if you have any additional questions or require additional information.

Sincerely,

/s/ Richard Connelly
Richard Connelly
Chief Financial Officer

cc:     Ms. Sara D. Kalin, Securities and Exchange Commission
        Ms. Rebekah J. Toton, Securities and Exchange Commission
        Mr. Steven B. Solomon, Chief Executive Officer
        Mr. Tim Jackson, KBA Group
        Mr. David Wood, Wood & Sartain, LLP